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                              December 17, 2021

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Limited
       4360 E. New York St.
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Limited
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2021
                                                            File No. 333-257209

       Dear Mr. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Prospectus Summary
       Structuring a transaction in China, page 7

   1. We note your disclosure on page 7 and throughout that VIE agreements would be designed to provide you
with the economic benefits of and control over the subject assets or equity interests
similar to the rights of full ownership and, similarly, on page 57, disclosure that states,
   [d]ue to certain legal restrictions, foreign investors often acquire control of a PRC
business through the use of contractual arrangements pursuant to which they effectively
control the PRC business.    However, neither the investors in the SPAC
                                                        nor the holding company
itself will have an equity ownership in, direct foreign investment in, or control of,
through such ownership or investment, the VIE. Please refrain from
 Eddie Ni
Goldenstone Acquisition Limited
December 17, 2021
Page 2
         implying that the contractual agreements with a VIE will be equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to the post-combination company because of the VIE should be limited to a clear description of the conditions you will have to satisfy for consolidation of the VIE under U.S. GAAP.
         In addition, your disclosure should clarify that you will be the primary beneficiary of the
         VIE for accounting purposes. Please also disclose, if true, that the VIE agreements will not have been tested in a court of law.
Risk Factors
Risks Associated with Acquiring and Operating a Business Outside of the United States
U.S. laws and regulations, including the Holding Foreign Companies Accountable Act..., page
51

2. Please expand this risk factor to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         In addition, please update your disclosure to reflect the SEC   s
adoption of the
         amendments to finalize the rules relating to the HFCAA.
        You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-
3454 with any other questions.



FirstName LastNameEddie Ni                                    Sincerely,
Comapany NameGoldenstone Acquisition Limited
                                                              Division of
Corporation Finance
December 17, 2021 Page 2                                      Office of Finance
FirstName LastName